PRIMERO MINING CORP.

Suite 1640, One Bentall Centre
505 Burrard Street,
Vancouver, BC V7X 1M6

T 604 669 0040 F 604 669 0014

September 20, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Primero Mining Corp.
Form 40-F for the Year Ended December 31, 2012

Filed April 2, 2013
Form 6-K Furnished August 8, 2013
File No. 001-35278

Dear Ms. Jenkins:

Primero Mining Corp. (“Primero” or the “Company”) hereby acknowledges receipt of the comment letter dated August 28, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F and Form 6-K.

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-type face below, followed by our responses. Terms used but not defined herein have the meanings set forth in the Form 40-F and Form 6-K.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Notes to the Consolidated Financial Statements
3. Significant accounting policies, page 8
(g) Inventories, page 11

1. We note your revenues from the sale of silver comprise over 20% of your total revenue for the years ended December 31, 2012 and 2011. For your inventory accounting, please advise us of the following:

  whether you account for your mine production on a joint product or by-product basis;

Response: The Company’s mine production is accounted for on a joint product basis. In its future filings, the Company proposes to expand its accounting policy note for inventory to include the following wording in order to clarify its accounting treatment: “At operations that produce “joint products” (for example, gold and silver), cost is allocated amongst the products according to the ratio of contribution of different metals to gross revenue.”

  explain to us in reasonable detail the basis for your conclusion to treat your production on a joint product or by-product basis, including how you consider the importance of silver to the viability of the mine and the relative sales value of silver to your total metal sales to arrive at your conclusion;

Response: When determining whether mine production of different minerals should be accounted for on a joint product or by-product basis, the Company considered the following IFRS guidance: IAS 2.14 states: “Most by-products, by their nature, are immaterial. When this is the case, they are often measured at net realizable value and this value is deducted from the cost of the main product. As a result, the carrying amount of the main product is not materially different from the cost”.

The IFRS Conceptual Framework defines materiality as follows: “Information is material if omitting it or misstating it could influence decisions that users make on the basis of financial information about a specific reporting entity. In other words, materiality is an entity-specific aspect of relevance based on the nature or magnitude, or both, of the items to which the information relates in the context of an individual entity’s financial report”.

Based on this guidance, management evaluated the importance of silver to the total metal sales and its contribution to earnings on the basis of proportion of revenue earned. For the year ended December 31, 2012, Primero earned $37.7 million in revenue from silver sales, representing 21% of the Company’s total reported revenue for the period. For the same period in 2011, revenue from silver was $35.6 million, representing 23% of the Company’s total revenue.

Management believes that silver revenue is quantitatively material to the Company, its operating and financial results and the viability of the San Dimas mine based on its contribution to the revenue and net profit earned. As such, the Company believes it is appropriate to account for production of gold and silver at the San Dimas Mine on a joint product basis.

  clearly describe to us the methodology that you use to allocate the costs of conversion in order to value your inventory on a rational and consistent basis in accordance with IAS 2.14.

Response: Production costs are capitalized and included in the work-in-process inventory based on the current mining and processing cost incurred up to the refining process, including applicable overhead and depreciation and depletion relating to mining interests. The Company allocates production costs to inventory of gold and silver based on the relative sales value of each metal. The average production cost of finished goods represents the average cost of work-in process inventories incurred prior to the refining process, plus applicable refining costs, which are charged separately between gold and silver.

The Company notes that it values inventories of gold and silver at the lower of average production cost and net realizable value, which provides a check that the allocation of production costs is reasonable.

(h) Mining interests
(ii) Exploration and evaluation expenditure on exploration properties, page 12

2. Your accounting policy states that the capitalization of exploration and evaluation costs incurred ceases when the related mining property has reached operating levels intended by management and once the property is brought into production, the deferred costs are transferred to mining properties. Please tell us how your accounting policy is in compliance with the paragraphs 5(b) and 17 of IFRS 6. Paragraph 5(b) of IFRS 6 requires the entity to stop applying this IFRS after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Paragraph 17 of IFRS 6 requires that an exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Response: At December 31, 2012, the Company owned one operating mine (the San Dimas mine) and one exploration property (Ventanas). The San Dimas mine has a long history of production and it demonstrated the technical feasibility and commercial viability of extracting a mineral resource many years ago. The Ventanas property has been on care and maintenance since the Company acquired it in 2010.

In its accounting system, exploration costs incurred at San Dimas have historically initially been categorized as “exploration and evaluation assets”. This is an internal designation as “exploration and evaluation assets” rather than a designation in accordance with IFRS 6. These “exploration and evaluation assets” have been reclassified to “mining properties” on a periodic basis. Please refer to Note 12 (Mining interests) of the Company’s consolidated financial statements for the year ended December 31, 2012, which discloses that the Company did not have any “exploration and evaluation assets” as at December 31, 2012 and December 31, 2011.

In its future filings, the Company will no longer categorize exploration costs incurred at San Dimas as “exploration and evaluation assets” in the notes to its consolidated financial statements. The Company advises that this is not a change in accounting policy; rather it is a change to the presentation in Note 12. Instead such costs will be treated at the outset as mining property costs in accordance with IFRS 6. In addition, the Company will no longer state that its accounting policy is to cease capitalizing exploration and evaluation costs incurred when the related mining property has reached operating levels intended by management and once the property is brought into production. If costs incurred at Ventanas (or another property) meet the standard in IFRS 6 for capitalization as exploration and evaluation assets, the Company will adopt the policy that an exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

The Company does not believe that disclosure of the policy related to exploration and evaluation expenditures contained in its historical financial statements had a material impact on its consolidated financial statements. Furthermore, the revision of this disclosure will have no impact on the Company’s consolidated financial statements since the Company had no exploration and evaluation assets as at December 31, 2012 and December 31, 2011.

(vi) Depreciation and depletion, page 14

3. Your accounting policy states that you include a portion of mineralization expected to be classified as reserves in the unit-of-production calculation for determining the depreciation and amortization of your mining properties. To enhance our understanding of your accounting policy, please:

  tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as reserves, and tell us whether there have been any changes to your policy;

Response: The Company has one operating property, the San Dimas mine, and all depreciation and depletion expense recognized by the Company in its financial statements relates to the San Dimas mine. The Company acquired the San Dimas mine in August 2010 and since that date the Company’s accounting policy for depletion has remained the same, being to deplete mining properties using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. The Company updates its reserve and resource estimates at least annually at the end of the fiscal year. For the year ended December 31, 2011, depletion expense was computed based on reserves and resources as at December 31, 2010. During the year ended December 31, 2012, the Company updated its reserve and resource estimates as at June 30, 2012 and December 31, 2012. Depletion expense for the six months ended June 30, 2012 was therefore computed based on reserves, resources and exploration potential as at December 31, 2011 and depletion expense for the six months ended December 31, 2012 was computed based on reserves, resources and exploration potential as at June 30, 2012. As described below, the Company changed its reserve and resource estimation methodology at December 31, 2011, which, amongst other things, resulted in a reclassification a significant portion of inferred resources to exploration potential.

The following table discloses the percentage and amount of reserves, inferred resources and exploration potential included in the Company’s depletion cost base for the years ended December 31, 2011 and 2012:

	2011 – Percentage of Mineralization included in Depletion Cost Base	2011 – Gold Ounces of Mineralization included in Depletion Cost	2012 – Percentage of Mineralization included in Depletion Cost Base	2012 – Gold Ounces of Mineralization included in Depletion Cost Base
Reserves	100%	886,090	100%	584,000
Inferred Resources	50%	994,000	75%	649,500
Exploration Potential	50%	Not Applicable	75%	771,630

Resources, Reserves and Exploration Potential

The process used by the Company to obtain information with sufficient history, accuracy and reliability to arrive at the percentage and amount of mineralization to include in the estimated recoverable ounces is undertaken in conjunction with the Company’s annual resource and reserve statement update. The Company’s resources and reserves are estimated and defined in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects, published by the Canadian Securities Administrators (“NI 43-101”).

Mineral Resource: as defined in the Canadian Institute of Mining (“CIM”) Standards and referenced in NI 43-101, means: “a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

Mineral Reserve: as defined in the CIM Standards and referenced in NI 43-101, means:
“the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined”.

Classification and Categorization:
“a mineral deposit may be subdivided into two Classes, Mineral Resources and Mineral Reserves. Each of these Classes may be subdivided into Categories: Measured, Indicated and Inferred in the case of Mineral Resources and Proven and Probable in the case of Mineral Reserves”.

To comply with the definition for mineral reserves as provided by the CIM, the economic viability of mining the ore must be demonstrated. Therefore, mineral reserves take into consideration mining, metallurgy, costs, marketing, social and governmental factors otherwise known as the “modifying factors”. Mineral reserves also incorporate an allowance for dilution and mining recovery. By definition, resources are not known with the same level of confidence. However, mineral resources must have a reasonable prospect for economic extraction. In the case of underground mines, the CIM has indicated that a conceptual mine development plan is sufficient to estimate tonnes and grades as long as the resources are accessible and evaluated along with the capital investments required to maintain production.

The Company currently discloses certain mineralization as “exploration potential” which prior to December 31, 2011 was considered “inferred resources” (see discussion below). The Company defines exploration potential as mineralization, quantified by Primero’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101. With respect to exploration potential, NI 43-101 expressly permits the disclosure of the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure includes prescribed cautionary language regarding the conceptual nature of the potential and states the basis on which the exploration potential has been determined.

The Company defines “VBPP” as “value beyond proven and probable”, which includes, for the Company’s purposes, indicated resources, inferred resources and exploration potential. The Company includes in its depletion cost base calculation mineralization classified as proven and probable reserves and VBPP.

Determination of Estimated Recoverable Resources

The Company’s undertakes a process to obtain information with sufficient history, accuracy and reliability to arrive at the percentage and amount of reserves, resources and exploration potential to be included in the estimated recoverable ounces. This process is undertaken in conjunction with the Company’s annual resource and reserve statement update. The Company has implemented a rigorous process in connection with the annual and periodic update of the reserves and resources at the San Dimas mine. This process involves technical and operating mine site personnel as well as technical, operating and financial personnel in the corporate office. The annual resource and reserve update is a robust and thorough process that requires a full update of the drill hole database, geology review, interpretation, 3D solids modeling, geotechnical and metallurgical review, resource estimation, classification and resource model validation. Moreover, mine designs are updated, production costs are recalculated and economic cut-off grades are applied to determine the best scenario. Reserves are compared with the previous year’s reserve statement and changes are explained. The percentage of resources and exploration potential included in the estimated recoverable ounces at the San Dimas mine and depleted using the units-of-production method is determined using the Company’s latest life of mine model. The model considers the history of San Dimas of converting resources to reserves, the type of the deposit, the geological characteristics of the ore body and its impact on costs related to the access of the resources. Accordingly, the model takes into account reserves, resources and exploration potential and the Company’s mine plan includes development of mineralization currently defined as reserves, resources and exploration potential.

Change in Reserve and Resource Estimation Methodology

The discussion below relates to a change in the methodology used by the Company to estimate reserves and resources at the San Dimas mine and not to a change in accounting estimate.

Prior to 2011, the Company estimated mineral resources and mineral reserves using the polygonal methodology (the “Original Polygonal Estimation Methodology”). The Original Polygonal Estimation Methodology was used by the prior owner of the San Dimas mine from whom the Company acquired the San Dimas mine in 2010. Under the Original Polygonal Estimation Methodology, geological information was mostly derived from channel sampling from ore drifts and diamond drill core assays. Proven and probable reserves were estimated using a zone of influence and historical dilution associated with each mining zone. No indicated resources were reported under this methodology. Inferred resources were estimated by converting 30% of the potential resources. The reserves development was designed using longitudinal views and cross sections. Neither 3D modeling nor geo-statistic models were used at this time. The Original Polygonal Estimation Methodology was applied in the Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico dated March 11, 2011 prepared by Watts, Griffis and McOuat in compliance with NI 43-101 filed on SEDAR on March 30, 2011 and filed on EDGAR with the Company’s registration statement on Form 40-F filed on August 11, 2011 (the “2011 WGM Technical Report”). The Original Polygonal Estimation Methodology was also applied in earlier technical reports in respect of the San Dimas mines filed under NI 43-101, including those filed prior to the Company’s acquisition of San Dimas.

In the first quarter of 2012, the Company completed a review of the mineral reserve and mineral resource estimation methodology used at San Dimas in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and, therefore, production. As a result of this review and to better assist with mine planning, the Company changed its estimation methodology from a polygonal to a block modeling approach for the main producing veins (the “Updated Block Modeling Methodology”). The Updated Block Modeling Methodology was applied in the estimate of mineral reserves and mineral resources included in the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico Technical Report” dated April 16, 2012 prepared by AMC Mining Consultants (Canada) Ltd. (the “2012 AMC Technical Report”). The application of the Updated Block Modeling Methodology resulted in a reduction of the estimated mineral reserves and mineral resources and the reclassification of a substantial portion of inferred mineral resources to exploration potential. The mineral resource estimate in the 2012 AMC Technical Report included inferred resources established both by the block modeling method as well as the polygonal method (for those veins that the Company did not have a block model).

The Company advises that the change in reserve and resource estimation methodology to the Updated Block Modeling Methodology does not mean that the Original Polygonal Estimation Methodology was deemed to be incorrect. The Original Polygonal Estimation Methodology is an acceptable estimation methodology and could have continued to be used. As stated above, the Company changed its estimation methodology primarily to improve its mine planning.

Impact of Change in Reserve and Resource Estimation Methodology

As a result of the change from the Original Polygonal Estimation Methodology to the Updated Block Modeling Methodology, some mineralization previously classified as mineral reserves was reclassified as inferred resources and a significant amount of mineralization that was previously classified as inferred resources was reclassified as exploration potential. The Company notes that, under NI 43-101, the Company could have continued to use the Original Polygonal Estimation Methodology after 2011 because it is an acceptable estimation methodology under NI 43-101. In fact approximately 50% of the Inferred Resources included in the 2012 AMC Technical Report were estimated using the Original Polygonal Estimation Methodology. Notwithstanding the reclassification, the Company and its San Dimas geology department are confident that the majority of currently classified inferred resources and exploration potential will be converted to reserves based on the historical conversion of inferred resources to reserves over the life of the San Dimas mine. See the table presented below on page 11 for historical conversion rates from 1978 to 2003 in response to Staff’s comment to "provide us with your history of converting resources into proven and probable reserves."

The Company advises that the change in estimation methodology did not cause management to reconsider the carrying value of the San Dimas mineral interest. The Company completed an impairment analysis on the San Dimas mine as at December 31, 2011 (due to the Company’s market capitalization being below the book value of its mining interest, which was considered an impairment indicator) and the analysis supported the carrying value of the mineral interest notwithstanding the reclassifications noted in the preceding paragraphs. The Company notes that there were no impairment indicators at December 31, 2012 and consequently the Company did not complete an impairment analysis as at that date.

Management’s Rationale for Inclusion of Exploration Potential in the Depletion Cost Base

As noted above, prior to fiscal 2012, before the change from the Original Polygonal Estimation Methodology to the Updated Block Modeling Methodology, management had included 50% of the inferred resources in the determination of the depletion cost base. Management believed that inclusion of 50% of these inferred resources was warranted based on the historical conversion rate of approximately 90% of inferred resources to reserves experienced at the San Dimas mine. This historical conversion of inferred resources to reserves is summarized in the 2011 WGM Technical Report.

With the change of methodology to the Updated Block Modeling Methodology, a considerable amount of the inferred resources calculated under the Original Polygonal Estimation Methodology were shifted to exploration potential for NI 43-101 purposes, as reflected in the 2012 AMC Technical Report. Notwithstanding this shift, management continued to believe that it was appropriate to include mineralization now classified as exploration potential in the depletion cost calculation given that (i) this mineralization had been originally classified as inferred resources in the 2011 WGM Technical Report and (ii) the historical conversion rate of approximately 90% of the mineralization originally classified as inferred resources to reserves, as summarized in the 2011 WGM Technical Report. The change of the inclusion of 50% of inferred resources to the inclusion of 75% of inferred resources and 75% of exploration potential in the depletion cost base calculation reflected the fact that a portion of the mineralization that had previously been classified as mineral reserves in the 2011 WGM Technical Report was classified as inferred resources in the 2012 AMC Technical Report and that a portion of the inferred resources was reclassified as exploration potential. Management considered it appropriate to include a higher percentage of inferred resources and exploration potential in the depletion cost base calculation, in comparison to the percentage of inferred resources originally included, in order to reflect the Company’s estimate of total ounces expected to be recovered from the San Dimas mine. Management retains its confidence that the 75% inclusion rates will be confirmed by future production based on the historical conversion rates.

IFRS Guidance on Depletion

In determining an appropriate base over which to deplete the San Dimas mine, the Company has followed the guidance of IFRS. IAS 16 – Property, Plant & Equipment, states that ”the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity” and “shall be allocated in a systematic basis over its useful life”. Useful life is defined in IAS 16 as “the period over which an asset is expected to be available for use by an entity; or the number of production or similar units expected to be obtained from the asset by an entity”. Useful life is therefore an estimate that management is required to make, using its best judgment as to the number of ounces expected to be produced from the Company’s mine. In assessing the useful life of the mining properties, management considers all information available at each annual reporting date, including historical experience and the life of mine plan.

The Company notes that under IFRS (i) there is no specific requirement provided to limit the depletion cost base calculation to only proven and probable reserves to determine the useful life of mines; and (ii) there is no prohibition from using VBPP in the depletion base. Further, management believes that (i) calculation of the depletion cost base using only reserves would not reflect management’s best estimate of the target recoverable ounces, especially as it relates to the underground mining of a complex ore body with a long history of mining and conversion of inferred resources to reserves, and (ii) limitation of the depletion cost base calculation to reserves would not be consistent with IFRS. Accordingly, management believes that inclusion of an appropriate percentage of inferred resources and exploration potential (for the reasons noted above) in the depletion calculation will ensure production costs are realized as the Company generates production from this mineralization due to the variable reserve/ resource/ exploration potential boundaries and is therefore more consistent with IFRS.

The Company also considered the guidance in paragraph 56 of IAS 16, which states that “future economic benefits embodied in an asset are consumed principally through its use”, and provides factors to be considered in determining the useful life of an asset. Under paragraph 56, “usage is assessed by reference to the asset's expected capacity or physical output”. The Company does not limit its expectation of the number of ounces to be produced to proven and probable reserves as this would be inconsistent with the Company’s life of mine plans (i.e. the mine’s expected capacity or physical output) and the historic production of the San Dimas mine. Therefore, in order to follow the guidelines of IAS 16 the use of other than proven and probable reserves is dependent on whether the inclusion of VBPP in the estimated recoverable ounces more accurately reflects the recognition of the consumption of future economic benefits; the Company believes in the case of the San Dimas mine that it does.

Other Guidance Applied

In the absence of specific IFRS guidance, the Company looked to other guidance when determining whether to include VBPP in the depletion base of the mine.

EITF 04-3: “Mining Assets: Impairment and Business Combinations” acknowledged that economic value exists in a mining asset beyond the value attributable to proven and probable reserves. The EITF stated that an entity should include VBPP in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset and that an entity should include the cash flows associated with VBPP in estimates of future cash flows used for determining whether a mining asset is impaired.

In determining the purchase price allocation for the Company’s acquisition of the San Dimas mine, the economic value that existed beyond proven and probable reserves was specifically identified and included in the fair value determination of the acquired net assets. As a result, economic value was attributed not only to proven and probable reserves but also to VBPP, which included inferred resources and exploration potential. The Company defines exploration potential as mineralization, quantified by Primero’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101. The Company believes that it would not be consistent with IFRS and other guidance to assign value to VBPP for the purposes of the purchase price allocation and life of mine model used for impairment purposes and then disregard VBPP for the purposes of the mine’s depletion calculation.

Further Comments on Reserves and VBPP at the San Dimas Mine

In addition to the above guidance, the use of VBPP in the estimated recoverable ounces of the San Dimas mine is supported by the following factors:

(a)	History of Conversion: The strong history of converting inferred resources into reserves at the San Dimas mine (as further discussed below);

(b)

Nature of Deposit: According to the CIM, for underground mines, a conceptual mine development plan is sufficient to estimate tonnes and grades as long as the resources are accessible and evaluated along with the capital investments required to maintain production.

(c)

Geological Character of Deposit: The geological characteristics of the ore body and their impact on the costs related to the access of the resources. Use of reserves only to calculate depletion does not reflect management’s best estimate of the target recoverable ounces, especially as it relates to underground mining of a complex ore body such as San Dimas. Therefore the inclusion of an appropriate percentage of VBPP in the depletion calculation ensures production costs are realized as a mine generates production from VBPP ounces due to the variable resource/reserve boundaries.

(d)

Typically Short Reserve Life of Underground Mines: Typically underground narrow vein mines have a short reserve life, but they may have a significant resource base, as is the case with the San Dimas mine. Many operators of such mines use drilling to initially locate the veins and to estimate inferred resources and exploration potential, but use underground development along the veins to raise the category of the resource to indicated or measured as the level of confidence in the resource interpretations increases. There is a limit to the amount of development that can be carried out in a period and to the cost effectiveness of doing this work beyond the amount required to maintain planned production levels. Due to this cost, the Company, like many other operators of underground mines, does not undertake massive underground development programs just to define large resources which will not be mined for many years.

(e)

Current Mining of VBPP: The Company is currently mining VBPP in addition to reserves. In fact, 27% of the Company’s total tonnes mined in 2012 came from outside of reserves and Company’s mine plan for 2013 calls for 25% of total tonnage to come from outside reserves. The Company estimates that approximately 5% of these tonnes were mined from exploration potential.

		2013 to
	2012	August 31

Total tonnes mined	744,970	529,978
Tonnes mined outside of reserves	202,505	109,263
Proportion of tonnes mined outside of reserves	27%	21%
  provide us with your history of converting resources into proven and probable reserves;

Response: The San Dimas district has a long mining history, dating back to 1757. The district has been mined consistently since the late 1800s. Primero purchased the San Dimas Mine in August 2010. A study conducted by Minas Luismin, S.A. de C.V. (“Luismin”), the previous owner of the San Dimas mines, over the period from 1978 to June 2003, confirmed a 91% conversion rate of resources to reserves. During that period mining at San Dimas was conducted in three mines: Tayoltita, Santa Rita and San Antonio. The results of the Luismin study are summarized as follows:

	Potential	Potential	Lifetime	Lifetime	Actual	Actual	Production +
	Resources¹	Resources	Production	Production	Reserves	Reserves	Reserves	Conversion
Mine	(tonnes)	(ounces)³	(tonnes)	(ounces)³	(tonnes)	(ounces)³	(ounces)³	Rate²
Tayoltita	4,968,695	1,594,835	3,661,040	1,220,504	832,728	222,664	1,443,168	90%
Santa Rita	1,226,032	342,941	1,033,546	263,734	394,651	116,100	379,834	111%
San Antonio	2,541,349	847,035	1,566,024	549,583	437,877	164,481	714,064	84%
San Dimas	8,736,076	2,784,810	6,260,610	2,033,820	1,665,256	503,245	2,537,066	91%

¹ Estimated potential resources based on characteristics of the favourable zones of each of the mines
² Production + Reserves ounces / Potential Resources ounces
³ Ounces are in gold equivalent

The geological model adopted by Luismin was based on the zone that Luismin had termed the “Favourable Zone”. This model was based on the knowledge of epithermal veins in Mexico, where mineralization occurs in narrow bands, close to the surface, and at certain ranges of temperature and pressure. The model of the favourable zone contemplates an area of 200 to 300 metres in height, 400 to 2,000 metres along the strike of the veins, with variable vein widths. The potential resources were calculated based on the nature of the ore zone, using the exposure of the vein along its strike, the width of the favourable zone, the width of the vein and the specific gravity of the ore, which generally was 2.7 tonnes per cubic metre. From the data of tonnage obtained from this estimation, 30% of the tonnage was used as potential resources.

Watts Griffis McOuat (“WGM”) noted in their NI 43-101 compliant technical reports on reserves and resources at the San Dimas mine (the last report prepared was the 2011 WGM Technical Report which was effective as at December 31, 2010) that past studies in the main production areas at San Dimas showed that Luismin was able to achieve a conversion rate of about 90% of the inferred resources into mineral reserves. WGM also stated that they believed that San Dimas had successfully demonstrated that there was a high probability that inferred mineral resources will be converted to mineral reserves. WGM commented that the most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. WGM observed that historical reconciliation between the reserves of the Tayoltita, Santa Rita and the San Antonio mines, and production from the same areas showed a strong correlation.

The following chart compares reported reserves to historic metal production (in gold equivalent ounces) from San Dimas and highlights three key points:

(a)

Historically, reserves have never included more than a few years of production. This is typical of narrow vein underground deposits, especially for mines with limited access for exploration drilling, because of the high cost of drilling these veins to a spacing that results in the required level of confidence.

(b)

The fact that reserves generally increase over time notwithstanding the increase in cumulative production from active mine operations confirms that there is a high conversion rate of VBPP to reserves. If this were not the case, reserves would be expected to decline annually consistent with annual production.

(c)

Resources and reserves were reduced in 2011 when the Company changed its estimation methodology to facilitate mine planning, however, management remains confident that the conversion rate from resources to reserves will continue to be high because of the nature of the San Dimas deposit for the reasons discussed.

  tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

Response: Primero acquired the San Dimas mines in August 2010. The San Dimas mines have a long operating history and previous owners of the mines used approximately 30 years of data to substantiate the conversion rate of resources to reserves of more than 90% as discussed above in response to Staff’s comment to “ provide us with your history of converting resources into proven and probable reserves”.

  explain to us whether or not and why historical trends are indicative of future conversion rates.

Response: The Company believes that historical conversion trends at the San Dimas mine are indicative of future conversion rates. This confidence is based primarily on the following factors:

(a)

The length of the history of mining at San Dimas and the significant historical production, which is testament to the conversion of resources to reserves and the discovery of new resources. San Dimas is not a new mine with a limited history. Precious metal production was first reported in 1757 and the mines have been in production more or less continuously since the 1880s. Historical production through the end of 2012 from the San Dimas district is estimated at 11 million ounces of gold and 596 million ounces of silver. This property has continually produced significant amounts of gold and silver as resources have continually been converted into reserves which have subsequently been mined. Production levels are not declining; in fact, under Primero’s ownership, they have been increasing. Furthermore, an expansion of the mill is currently underway to increase its capacity from 2,150 tonnes per day (“TPD”) to 2,500 TPD which is expected to be completed by the end of 2013 to allow for higher production levels. This expansion is evidence of management’s confidence that resources will continue to be mined in the short term. The Company has announced that it is considering a further expansion to 3,000 TPD, which it expects to decide on later in 2013.

(b)

The geology of the San Dimas district and the nature of the ore deposit. The current primary production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically has contained vein systems that are noted for their high- grade nature, above average thickness and significant lateral extensions. The figure below displays this central corridor.

A'
ARANA
HANGING
WALL
TAYOLTITA
BLOCK
CENTRAL
BLOCK
SINALOA
GRABEN
BLOCK
WEST
BLOCK
Target
Target
Tayoltita
Mill
A
TAYOLTITA MINE
Mined 1975 - 2002
CENTRAL BLOCK MINE
Mined 2002 - Present
SAN ANTONIO MINE
Mined 1987 - 2002
Tunnels
2013 Planned Tunnels
Future Planned Tunnels
Veins
Faults
Ag-Au High Grade Trend
Targets
Mines
0
1,250
2,500
5,000m

The Company’s exploration program is designed to drill the exploration potential located in the central corridor. The Company has been and will be systematically targeting mineralization located in close proximity to existing infrastructure along this prolific high-grade central corridor. A primary objective of the Company’s exploration program is to explore the south-west lateral extensions of the currently producing Roberta and Robertita vein systems into the adjacent Sinaloa Graben. Given the history of success in discovering new veins and converting resources into reserves along this central corridor, the Company has a high degree of confidence that significant new reserves will be found in the same vicinity.

Since acquiring San Dimas in August 2010, the Company has discovered four new high-grade veins in this central corridor.

i)

In 2011, the Company discovered the Elia and Aranza veins in the southern end of the central corridor in the Sinaloa Graben Block. After the discovery of the Elia and Aranza veins, the Company completed delineation drilling, resulting in 36,000 ounces of gold and 3.1 million ounces of silver being included in its year end 2012 mineral reserves.

ii)

In 2012, the Company discovered the Alexa vein in the West Block and Victoria vein in the Sinaloa Graben Block. These two veins are at a similar orientation to the prolific Roberta and Robertita vein systems which have produced approximately 500,000 ounces of gold at an average grade of 9.1 g/t, in the adjacent Central Block. After the discovery of the Alexa and Victoria veins, the Company successfully completed delineation drilling, resulting in 105,000 ounces of gold and 5.6 million ounces of silver being included in its year end 2012 mineral reserves. In 2013, further exploration work confirmed that the Victoria vein extends into the West Block and that the Alexa vein extends west into the Sinaloa Graben Block. The Company has successfully developed access to the Alexa and Victoria veins, allowing for their inclusion into the near-term mine plan and accelerated conversion to resources and/or reserves. In fact, as at the date of this letter, the Alexa and Victoria veins had contributed approximately 38,000 tonnes of ore mined in 2013, 8% of the Company’s total ore mined in 2013.

The progression of the Alexa and Victoria veins from exploration potential to reserves is exhibited in the tables below:

Alexa	Dec-11					Jun-12					Dec-12
	Tonnes	Aug/t	Agg/t	Auoz	Agoz	Tonnes	Aug/t	Agg/t	Auoz	Agoz	Tonnes	Aug/t	Agg/t	Auoz	Agoz
Inferred	-	-	-	-	-	26,600	8.9	270	7,500	225,000	69,000	8.1	467	17,700	1,029,000
Indicated¹	-	-	-	-	-	-	-	-	-	-	239,000	8.3	417	63,700	3,209,120
Reserves	-	-	-	-	-	-	-	-	-	-	365,235	5.1	257	59,848	3,014,871

Victoria	Dec-11					Jun-12					Dec-12
	Tonnes	Aug/t	Agg/t	Auoz	Agoz	Tonnes	Aug/t	Agg/t	Auoz	Agoz	Tonnes	Aug/t	Auoz	Auoz	Agoz
Inferred	-	-	-	-	-	346,000	6.5	351	71,700	3,901,000	241,000	10.0	587	77,500	4,550,000
Indicated¹	-	-	-	-	-	-	-	-	-	-	336,840	4.7	266	50,899	2,880,669
Reserves	-	-	-	-	-	-	-	-	-	-	442,866	3.2	178	45,253	2,541,156

¹Mineral Resources include Mineral Reserves

In addition to this prolific central corridor, the potential to discover new economic veins regionally is considered excellent. The San Dimas property covers an area of 24,825 hectares. More than 120 veins have been recognized, explored and some of them exploited starting in 1928. However, the historic records show the outcrop of more than 260 veins. To date, half of the San Dimas property is completely unexplored, either because of the barren geological capping or lack of basic geological reconnaissance.

(c)

Based on its 2012 reserve and resource statement (which was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”), the Company increased the gold and silver ounces included in mineral reserves and mineral resources, replacing the 12 month gold depletion by a significant 271%.

The following is Primero's accounting of the Company's mineral reserve changes from December 2011 to December 2012:

	Gold	Silver
	(ounces)	(000 ounces	)
Probable mineral reserves as at December 31, 2011	505,492	31,801
Mining depletion during 2012	(90,410)	(5,415)
Probable mineral reserve ounce increase during 2012*	245,336	12,991
Probable mineral reserves as at December 31, 2012	660,418	39,377

* Includes an impact due to metal price and cut-off grade changes. Reserve metal prices changed from $1,250 per ounce of gold and $20 per ounce of silver in 2011 to $1,400 per ounce of gold and $25 per ounce of silver in 2012; cut-off grade changed from 2.5 g/t in 2011 to 2.4 g/t in 2012.

AMC prepared a reconciliation of mineral reserves from December 2011 to December 2012 segregated into (i) new vein material, (ii) metal price and cut-off grade (“COG”) adjustments and (iii) reinterpretation, reclassification and other factors, as shown in the following tables:

	Tonnes	Au (g/t)	Ag (g/t)	Au oz	Ag oz
December 2012 reserves	4,579,423	4.5	267	660,418	39,376,747
Mined in 2012	721,264	3.9	234	90,410	5,414,686
Total including depletion	5,300,687	4.4	263	750,828	44,791,433
December 2011 reserves	3,513,909	4.5	281	505,492	31,800,789
Additions 2011 to 2012	1,786,778	4.3	226	245,336	12,990,644
New vein material	876,208	3.9	217	110,987	6,118,961
Metal price and COG adjustments	59,677	1.0	91	1,817	174,160
Reinterpretation, reclassification and other	850,893	4.8	245	132,532	6,697,523
Total	1,786,778	4.4	263	245,336	12,990,644

Factor percentage contribution to change in reserves:

	Tonnes	Au oz	Ag oz
New vein material	49%	45%	47%
Metal price and COG adjustments	3%	1%	1%
Reinterpretation, reclassification and other	48%	54%	52%
	100%	100%	100%
  if you have a consistent track record of converting resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves.

Response: Over its long history, for a variety of different owners, the San Dimas mines have consistently converted resources to reserves. This success is based primarily on the geology of the region, the quality of the San Dimas deposit and the understanding that the San Dimas geology team has of the deposit. Please refer to responses to Staff comments above for additional details.

  Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

Response: The Company is currently mining VBPP. In fact, in 2012, 27% of total tonnage mined came from VBPP and in the Company’s mine plan for 2013, 25% of total tonnage mined comprises VBPP. Approximately 50% of the inferred resources are contained in extensions of the wireframes used in the block model that is the basis for reserves and resources in the 2012 AMC Technical Report. These resources are readily accessible at limited capital cost. The remaining 50% of inferred resources are generally located in the vicinity of previous workings. The San Dimas mine has a long history of production from various different areas of the mine and previous workings provide access to many of the inferred resources. The Company does not believe that significant additional capital expenditures will be required to access these inferred resources. The exploration potential is generally located in the central corridor described above which the Company can access with limited capital expenditures.

4. To better understand the effect of resources on your depletion expense, please provide the following:

  the amount of depletion expense for each period presented if only proven and probable reserves is included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base);
	Year ended December 31, 2012 (US$000s)	Year ended December 31, 2011 (US$000s)
As reported in Primero Mining Corp’s financial statements (including a portion of inferred resources and exploration potential)	$18,865	$17,734
Including only proven and probable reserves	$70,451	$39,524

Primero is currently mining VBPP; in fact 27% of the total tonnage mined in 2012 and 21% of total tonnage mined in 2013 to August 31 came from VBPP. The Company therefore believes that the depletion base should include resources and exploration potential as well as reserves.

  the amount of depletion expense if only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base);

	Year ended December 31, 2012 (US$000s)	Year ended December 31, 2011 (US$000s)
As reported in Primero Mining Corp’s financial statements (including a portion of inferred resources and exploration potential)	$18,865	$17,734
Including only proven and probable reserves and indicated resources	$60,515	$39,524

For completeness the Company has also included a table that shows depletion expense inclusive of reserves and resources and excluding only exploration potential.

	Year ended December 31, 2012 (US$000s)	Year ended December 31, 2011 (US$000s)
As reported in Primero Mining Corp’s financial statements (including a portion of inferred resources and exploration potential)	$18,865	$17,734
Including only proven and probable reserves, indicated resources and inferred resources	$34,490	$17,734
  explain to us why and how you determined that your estimates of resources, such as inferred mineral resources, used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

Response: Paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board states, in part:

“ The second criterion for the recognition of an item is that it possesses a cost or value that can be measured with reliability. In many cases, cost or value must be estimated; the use of reasonable estimates is an essential part of the preparation of financial statements and does not undermine the irreliability. When, however, a reasonable estimate cannot be made the item is not recognized in the balance sheet or income statement.”

The Company believes that paragraph 4.41 of the Conceptual Framework for Financial Reporting addresses the recognition of an asset in an entity’s balance sheet. Accordingly, the following narrative addresses the recognition of VBPP in the Company’s balance sheet.

The Company acquired the San Dimas mine in August 2010 for $489 million. The Company accounted for the acquisition as a business combination in accordance with IFRS. As a result, at the acquisition date, the Company recognized at fair value: (i) all of the identifiable assets acquired and the liabilities assumed; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources and other assets that were able to be reliably valued were recognized in the Company’s assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion could not be reliably valued, were not recognized. In determining the purchase price allocation for the San Dimas mine, the economic value that existed beyond proven and probable reserves was specifically identified and included in the fair value determination of the acquired net assets. As a result, economic value was attributed not only to proven and probable reserves but also to value beyond proven and probable reserves, which included measured and indicated resources, inferred resources and exploration potential.

The fair value of the San Dimas mineral interest at the acquisition date was determined to be approximately $385 million, based on gold reserves, gold inferred resources and gold exploration potential of 862,000 ounces (28% of total), 1,612,000 ounces (52% of total) and 619,000 ounces (20% of total), respectively. VBPP therefore comprised 72% of the total resource base. The Company engaged an internationally recognized accounting firm (independent of its auditor) to prepare a report to support its purchase price allocation, which is produced below:

Fair Value
$000's
Purchase consideration	489,122
Implied components
Assets
Net working capital	5,791
Property, plant and equipment	106,400
Total assets excluding mineral interest	112,191
Liabilities
Asset retirement obligation	9,520
102,671
Mineral interest - San Dimas
Proven and probable reserves	185,325
VBPP	199,406
384,731
Mineral interest - Ventanas	1,720
Total fair value of mineral interests	386,451
Net fair value	489,122

In management’s opinion, at the acquisition date 72% of the total resource base of the San Dimas mine was contained within VBPP, based on the history of the mine and the 90% conversion rate of resources to reserves. This history of conversion strongly supports the reliability of the resource estimates. The value attributed to the mineral interest on the acquisition date was computed using a discounted cash flow analysis, which resulted in 48% of the total value of the mineral interest being ascribed to reserves and 52% being ascribed to VBPP. The purchase and sale of the San Dimas mine was a fair market transaction agreed between a willing buyer and a willing seller. The Company and the seller established the purchase price at $489 million, recognizing that the fair value of San Dimas extended beyond its reserves. If the Company did not consider that the VBPP was a true asset that could be recognized on its balance sheet it would have paid significantly less than $489 million to acquire the San Dimas mine.

Exhibit 99.2
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP measure - Cash costs per gold ounce, page 23

5. We note you present a non-GAAP measure of total by-product cash costs per gold ounce produced, computed by deducting by-product silver sales. In calculating this non-GAAP measure, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for gold than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-GAAP measure. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-GAAP measure. Please amend your Form 40-F as appropriate.

Response: The Company included two non-GAAP cash cost measures in its Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012: total by-product cash costs per gold ounce produced and total cash costs per gold equivalent ounce produced. These are common measures in the gold mining industry and have a long history of use by participants in the industry. In computing these cash cost measures, the Company follows the production cost standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard for calculation of these cash cost measures developed by the institute remains the generally accepted standard in North America. As a result, the Company believes that these measures are well understood by industry analysts and investors.

In addition, total by-product cash costs per gold ounce produced and total cash costs per gold equivalent ounce produced are key performance indicators (“KPIs”) that are used by the Company to assess the results of its business. Specifically, the Company uses these measures to gauge its control over costs against its budgets and prior period results of a particular mining operation and to compare costs between different mining operations. In addition, the Company uses total cash cost measures to benchmark against its peers and to assess cost control and cash flow generation of potential acquisition targets. The Company generally does not use these measures in isolation or to the exclusion of other metrics, for example, cost per tonne milled is another important cost control KPI.

The purpose of MD&A, as stated by the Canadian Securities Administrators, is: “... to give a reader the ability to look at the issuer through the eyes of management by providing both a historical and prospective analysis of the business of the issuer.” Accordingly, since the MD&A is intended to communicate management’s insights about its business and Primero management considers total byproduct cash costs per gold ounce produced and total cash costs per gold equivalent ounce produced to be important internal management KPIs, the Company believes such measures should be included in the MD&A.

Form 6-K Furnished August 8, 2013
Exhibit 99.1 Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Review of Operations
San Dimas mine, page 8

6. In future filings, please expand your disclosure on page 9 to include a brief description of the World Gold Council (“WGC”) to enhance an investor’s understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non- GAAP measure. In your revised disclosure, please explicitly state that WGC is not a regulatory industry organization, and clarify your relationship with WGC, if any. Please provide us with draft disclosure of your planned revisions.

Response: Primero will include the following narrative related to the WGC in its future MD&A filings: “The World Gold Council (“WGC”) is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.”

Non-GAAP measure – All-in sustaining costs per gold ounce, page 22

7. We note your inclusion of the non-GAAP measure all-in sustaining cash costs per gold ounce. In future filings, please clarify:

  why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure (e.g., operating expenses)
  the nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure (i.e. sustaining capital expenditures, exploration and evaluation costs and reclamation cost accretion). Explain also whether each adjustment can be determined from one or more income statement line items.

Please provide us with draft disclosure of your planned changes.

Response: In future MD&A filings, the Company intends to provide the following revised disclosure under the heading “Non-GAAP measure – All-in sustaining costs per gold ounce” in order to clarify why this measure is presented:

“The Company, in conjunction with an initiative undertaken within the gold mining industry, presents the metric “all-in sustaining cost” in this report. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations”.

In addition, the Company will include in its future MD&A filings the following expanded disclosure regarding the adjustments made to total cash costs to arrive at the all-in sustaining costs measure. The Company notes that in future filings, for the reasons discussed in response to Staff’s comment number 2, there will be no separate exploration and evaluation cost. Rather, this amount will be included in sustaining capital expenditures moving forward:

"Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

	Three months ended XX		XX months ended XX
	XX	XX	XX	XX

Capital expenditures per consolidated statement of cash flows	XX	XX	XX	XX
Less: San Dimas non-sustaining capital expenditures	(XX)	(XX)	(XX)	(XX)
Less: capital expenditures attributable to growth projects	(XX)	(XX)	(XX)	(XX)
Sustaining capital expenditures	XX	XX	XX	XX

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared a discounted cash flow model of the estimated costs to remediate the San Dimas site at the end of the estimated mine life. Reclamation cost accretion was calculated based on a discount rate of 7.75% and estimated remediation costs of $28.9 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income."

***

In addition to our responses above, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours truly,
Primero Mining Corp.

“David Blaiklock”
David Blaiklock
Chief Financial Officer